# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rank One Computing Corp, CIK 0002077709
CUSIP: 753040104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1290 Broadway, Suite 1200, Denver, Colorado (CO), 80203
Date of event which requires filing of this statement: 02/20/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002108264

## Reporting persons
- Scott Klum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,036,060; shared voting power 0; sole dispositive power 3,036,060; shared dispositive power 0; aggregate amount beneficially owned 3,036,060 (15.8% of the class)

## Item 1. Issuer
Name of issuer: Rank One Computing Corp
Address of issuer's principal executive offices: 1290 Broadway, Suite 1200 Denver, CO 80203 (303) 317-6118

## Item 2. Person Filing
Name of person filing: Scott Klum
Address of principal business office or, if none, residence:
1290 Broadway, Suite 1200
Denver, CO 80203
Citizenship: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,036,060
Percent of class: 15.8%
Sole power to vote or to direct the vote: 3,036,060
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,036,060
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Scott Klum: /s/ Scott Klum, Scott Klum (04/29/2026)